Exhibit 1

Oi S.A. – In Judicial Reorganization CNPJ/MF No. 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Postponed disclosure of Financial Statements

Oi S.A. - In Judicial Reorganization (“Oi” or the “Company”), in accordance with Article 157, Paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general of the following:

Due to the complexity of the impacts of the judicial reorganization process and the approval and confirmation of the Judicial Reorganization Plan (the “Plan”) on the preparation of the Company’s financial statements in accordance with Brazilian GAAP and independent auditors’ report for the 2017 fiscal year, and focusing on the quality and adequacy of the treatment of Oi’s accounting information, the Company announces that it will postpone the disclosure of its financial statements for the 2017 fiscal year from March 28, 2018 to April 12, 2018.

The Company’s Ordinary General Shareholders’ Meeting (“AGO”) will be called on March 29 and will be held on April 30, 2018 in accordance with the Annual Calendar of Corporate Events published by the Company. The agenda for the meeting will include the acknowledgement of the management accounts for the 2017 fiscal year, the election of members of the Fiscal Council and their respective alternates and the determination of the total annual budget for compensation of the Company’s management and members of the Fiscal Council. The examination, discussion and voting on the financial statements will be deliberated at an Extraordinary General Shareholders’ Meeting (“AGE”), which will be called immediately following the disclosure of the audited financial statements.

Anticipated Information regarding Accounting Effects

The judicial reorganization process, including the approval and confirmation of the Plan, and the Company’s commitment to the adequacy of the treatment of its accounting information and the quality of its disclosure to the market led to discussions between the Company and its external auditors about certain details regarding the accounting recognition of certain assumptions within the Plan and the effect of such assumptions on the opening balance for 2016 and on the Company’s financial statements for the 2016 and 2017 fiscal years.

The accrued accounting effects to be recorded in the Company’s Shareholders’ Equity of 2017 will be approximately R$ 21 billion. Of this amount, the main accounting items to be recognized are:

(i)                  adjustment on the amount of the provision of deferred income tax recorded given projected future earnings;

(ii)                a write-off of assets related to judicial deposits;

(iii)               a write-off of the goodwill recorded due to the merger of Telemar Participações S.A. (“TmarPart”) with and into the Company; and

(iv)              revision of the criteria used to calculate the provisions for regulatory liabilities.

The other accounting effects not mentioned in this Material Fact will be timely detailed when the financial statements for the 2017 fiscal year are disclosed.

The table below summarizes the main impacts of the adjustments made with respect to the period at hand.

(R$ billion)	Estimated accrued impact on the 2017 Shareholders’ Equity
Provision of the Deferred Income Tax	(7.5)
Write off of Assets related to Judicial Deposits	(6.3)
Write off of Goodwill net of taxes	(2.2)
Provision for regulatory liabilities	(1.7)

The aforementioned accounting effects will result in negative shareholders’ equity as of December 31, 2017. The value of the shareholders’ equity will become positive in 2018 due to the expected adjustments in 2018 resulting from the recognition of the fair value of the Company’s new debt pursuant to the approved and confirmed Plan.

The Company clarifies that such accounting effects will not have an impact on its cash or routine EBITDA for the years ended December 31, 2016 and 2017. It is important to stress out that these accounting effects do not affect the Plan nor the financial flows used to evaluate the Company and its subsidiaries in judicial reorganization (the “Recovering Entities”) that show the viability of the Recovering Entities, in line with the economic and financial report presented along with the Plan.

Given the postponement of the disclosure of the financial statements for the fiscal year 2017 and to ensure the stability of the market’s expectations, the Company opted to disclose the key financial indicators related to its unaudited 2017 results and used in the Plan:

(R$ billion)	2016	2017 (preliminary)	2017 (Plan
Routine EBITDA	6.3	6.2	6.0
Cash	7.8	7.0	7.1

The details of the adjustments are described below:

•          Adjustment of the amount of the provision of deferred income tax

This involves impairment and adjustments to equity accounts related to deferred income tax and social contribution that are calculated based on the forecast of profits to be earned by the Company.

CVM Normative Ruling No. 371, dated June 27, 2002, provides for the recording of deferred tax asset arising from temporary differences and tax losses and negative basis of social contribution, and allows such credits to be recognized or maintained in accordance with the following requirements:

•     To present the history of profitability;

•     To present expectation of the generation of future taxable income, based on technical feasibility study that allows the realization of deferred tax credits.

With the feasibility study annexed to the Plan, the Company was able to determine the expectation of the generation of future taxable income and therefore record in its accounts only the amount of the income tax and social contribution credit that adequately reflects this forecast.

•          Write-off of assets related to judicial deposits

The judicial reorganization process allowed the Company to scrutinize and reconcile the accounting balances and amounts of judicial deposits, in addition to the corresponding contingencies. Basically, the following factors favored this scenario:

- the possibility of discussion with the major creditor banks that are deposit holders, with a more effective collection of financial information and statements for the reconciliation;

- the digitizing of proceedings and the resulting improvement in the access and use of the research tool in the websites of the Courts of Justice for the reconciliation of procedural developments;

- the stay period restricted the making of deposits and the blocking of accounts; and

- the reduction in the number of filings of court proceedings.

As a consequence, in 2017 the Company created internal interdisciplinary groups and began organizing the system and research bases for the work. In addition, it hired independent external consultants to seek the diagnostic, reconciliation and identification of gaps, adjustments and improvement opportunities in its controls and processes.

In February 2018, the Company, together with its consultants, prepared reports with structured information at an executive level for the adequacy of the Company’s financial accounts and identified the aforementioned negative effect of R$6.3 billion in shareholders’ equity corresponding to the write-off of judicial deposits assets.

Oi reports that it has identified the need for improvements in its internal controls and processes and has been taking a number of initiatives to correct procedures, and has been implementin new controls and defining their periodic monitoring.

•          Write-off of goodwill net of taxes

Following the merger of TmarPart with and into Oi on September 1, 2015, the Company recorded on its balance sheet the total net assets of the merged entity, including the goodwill of its assets.

With the approval of the Plan at the General Creditors’ Meeting on December 20, 2017 and its confirmation by the Judicial Reorganization Court on February 5, 2018, the Company understood that the necessary conditions were met for the definition of the assumptions to be used in the annual impairment test of defined and long-term assets for the years ended December 31, 2016 and 2015 under CPC 01 - Reduction of the Recoverable Value of Assets. The adjustment of this revaluation is reflected in a partial write-off of the appreciation of the asset, net of taxes, in the amount of R$2.2 billion, in the Company’s shareholders’ equity as of December 31, 2017.

•          Provision for Regulatory Liabilities

Clause 4.3.4 of the Plan clearly establishes the criteria and conditions for payment of the credits of regulatory agencies, including those of Anatel.

As such, as it also did for other types of creditors, the Plan separated the payment of the liquid credits, which are recorded in the Debt Roster, from those that are not liquid, as not yet registered and discussed in Anatel’s administrative sphere.

It should be noted that these fines are still, mostly, under review in administrative and judicial proceedings, and there is no consistent case law on their merits. The Company believes that Anatel’s claims arising from fines are based on disproportionate and unreasonable criteria.

In this context, the Company has increased the balance of provision for regulatory liabilities in R$ 1.7 billion, in order to reflect the terms of payment approved under the Plan.

Oi notes that such information is preliminary and the Company’s independent auditors have not completed their analysis of the information.

The Company will keep its shareholders and the market informed of the development of the subject matters of this Material Fact.

Rio de Janeiro, March 28, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or U.S. federal securities laws or the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update, revise or publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the CVM and the SEC.